

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2012

<u>Via Email</u>
Robert E. Cauley
Opteum Mortgage Acceptance Corporation
3305 Flamingo Drive
Vero Beach, FL 32963

> **Re: Opteum Mortgage Acceptance Corporation**
> **Registration Statement on Form S-3**
> **Filed October 29, 2012**
> **File No. 333-184629**

Dear Mr. Cauley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>**Registration Statement on Form S-3**</u>

<u>General</u>

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the base prospectus and either supplement, as applicable.

2. Please note that the registration statement should fully describe the assets, structural features, credit enhancement or other features reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. However, based on the form of prospectus supplements provided to us, it appears that you have included more assets and structural features than you reasonably contemplate to

include in an actual takedown. Please exercise discretion and revise your base prospectus to describe only those material asset types and features reasonably contemplated to be included in an actual takedown in order to make the information easily accessible to investors. For instance, we note that beginning of page 7 of the base prospectus, you describe the types of loans you intend to include. See Section III.A.3.b. of SEC Release No. 33-8518. Alternatively, revise your prospectus supplement(s), or include additional forms of prospectus supplement(s) to illustrate the disclosure that will be provided related to the other assets and structural features included in the base prospectus.

3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4. We note that, on page 9 of the base prospectus, you state that the agreements with respect to each series of notes or certificates will be filed on a report on Form 8-K after the initial issuance of the securities. We also note similar disclosure on pages S-82 and S-90 of the prospectus supplement(s). Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Please revise your disclosure to confirm that agreements will be filed simultaneously with or prior to the final prospectus. Refer to SEC Release No. 33-6470 at note 11, Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

5. Please confirm that you will file any enhancement or support agreements and agreements related to derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

6. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

7. We note that you are registering certificates under the pending registration statement. In light of the recent federal district court ruling that the Trust Indenture Act of 1939 applies to asset-backed securities in the form of certificates, please tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 and what information you will include in the prospectus supplement for a takedown of certificates. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Robert E. Cauley
Opteum Mortgage Acceptance Corporation
November 26, 2012
Page 3

8. We note that the underlying transaction agreements provide a covenant to repurchase or replace an underlying asset for breach of a representation or warranty. Please provide a repurchase and replacement history for the sponsor, as required by Rule 15Ga-1(a), as well as a reference to the most recent Form ABS-15G filed by the securitizer. Refer to Item 1104(e) of Regulation AB.

9. In the most recent Form ABS-15G filed by the securitizer filed on May 15, 2012, you state that you "have attempted to gather information required by this form ABS-15G and Rule 15Ga-1, among other things…." Further, you indicate that you cannot be certain that you have obtained "all applicable Reporting Information" for "among other things" specified reasons. Your statements do not clearly indicate whether you have provided all information required by Rule 15Ga-1 that you can acquire without unreasonable effort or expense. Please revise the footnote to clearly indicate that you have provided 1) the information that you do possess or can acquire without unreasonable effort or expense and 2) a statement that fully explains why the omitted information would require unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2) and Securities Act Rule 409.

Base Prospectus

Introduction, page 5

10. It appears that you intend to include commercial mortgage loans in the asset pool. If the commercial mortgage loans will represent a material portion of the asset pool, please revise the prospectus supplement(s) to disclose the information called for in Item 1111(b)(9) of Regulation AB to the extent material or limit the breadth of the mortgage pool in the base prospectus.

The Mortgage Loans, page 9

11. It appears that you contemplate linking payments on the securities to an equity participation that the lenders of multifamily, commercial or mixed-use loans may be entitled to. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB.

Representations by Sellers, page 14

12. We note in your first paragraph on page 15 that the depositor will assign all of its right, title and interest in each purchase agreement by which it purchased a mortgage loan from a seller insofar as the purchase agreement relates to the representations and warranties made by the seller. Please revise your prospectus supplement(s) to clearly indicate that

you will disclose which representations and warranties will not be assigned to the trustee for the benefit of investors.

Federal Income Tax Consequences, page 95

13. We note on page 124 your disclosure that the tax consequences of holding or selling a callable class will be discussed in the related prospectus supplement. We could not locate this discussion in either supplement. If you intend to issue callable securities or other exchangeable or redeemable securities, please revise to provide disclosure throughout the registration statement, as appropriate.

Use of Proceeds, page 136

14. We note you contemplate that "substantially all of the net proceeds" will be used to finance the purchase of the mortgage loans "and to pay other expenses." Please revise your prospectus supplement(s) to disclose the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing. Refer to Item 1107(j) of Regulation AB.

Delinquency and Foreclosure Experience of [_____], page S-48

15. We note that you disclaim liability for the accuracy and completeness of the delinquency, foreclosure, bankruptcy and REO property status with the phrase "[b]ased solely upon information provided by _____." A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

Additional Information, page S-50

16. We note your disclosure that the mortgage pool will be presented as of a cut-off date. We also note your disclosure on page S-50 that the description of the mortgage pool is as of the close of business of the cut-off date "as adjusted for the scheduled principal payments due on or before the date." Please revise to clarify whether your disclosure will assume that payments have been made, as scheduled. If so, also revise here and on page S-40 to disclose that your delinquency disclosure assumes that payments have been made, as scheduled, and does not reflect actual payment activity as of the close of business of the cut-off date.

17. We note your statement that in no event, will more than 5% of the mortgage loans deviate from the characteristics of the mortgage loans set forth in the prospectus supplement. Please confirm whether your representation means that you will disclose changes of 5% or more due to the activity of the loans already identified to be included in the pool. For

example, tell us whether the representation relates to whether you will disclose changes of 5% or more due to a change in delinquency. We also note your disclosure on page 11 of the base prospectus.   Refer also to our comment above.

Conveyance of Subsequent Mortgage Loans and the Pre-Funding Account, page S-50

18. We note you contemplate that offering proceeds which were deposited in the pre-funding account may be used to purchase subsequent mortgage loans from the depositor. Please revise to disclose that you will provide the information required by Item 1121 of Regulation AB in Form 10-D. Please also confirm that you will disclose whether expenses that may be incurred during the purchase of the subsequent mortgage loans, and if so, the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing. Refer to Item 1121(a)(3)(i) of Regulation AB.

Due Diligence of the Mortgage Loans, page S-51

19. We note that the sponsor engaged a third-party due diligence provider to conduct a review of the mortgage loans. Please revise to provide a more detailed description of the nature of the review performed by due diligence provider as well as provide the findings and conclusions of such review. Refer to Items 1111(a)(7)(i) and (ii) of Regulation AB.

Table of Fees and Expense, page. S-63

20. Please revise your fee table to indicate whether you will include either the fixed amount of the master servicer's fee or the formula used to determine such fee. Refer to Item 1113(c) of Regulation AB. Also, please add the Table of Fees and Expenses section to the table of contents in each prospectus supplement.

The Sponsor and the Servicer, page. S-80

21. It appears that MORTCO TRS will be the sponsor of the transactions. Please revise to provide a discussion of the sponsor's experience in securitizing assets of any type, a more detailed discussion of the sponsor's experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the mortgage loans. Refer to Item 1104(c) of Regulation AB. Also, please describe the sponsor's material roles and responsibilities in the transaction as required by Item 1104(d) of Regulation AB.

The Master Servicer and the Servicers, page S-86

22. Please revise your disclosure to indicate which parties would be responsible for each servicing criterion set forth in Item 1122(d), as applicable. Please consider, in addition to a narrative discussion, providing the information in a graphic or tabular format if doing so will aid understanding.

The Servicer and the Subservicers, page S-89

23. We note that on page S-36, you expect all of the alt-A mortgage loans and subprime mortgage loans will be serviced by one or more subservicers, the identities of which are still to-be-determined. Please add bracketed language to the prospectus supplement to indicate that disclosure will be provided to the extent material regarding any special or unique factors involved in servicing these particular types of assets, and the subservicers' processes and procedures designed to address such factors in accordance with Item 1108(c)(3) of Regulation AB.

Reports to Securityholders, page S-100

24. Please note the amendments to the Exchange Act reporting requirements for asset-backed issuers. See SEC Release No. 34-65148. Please confirm your understanding of the current Exchange Act reporting requirements.

Glossary, page S-111

25. In the Glossary, MortCo, TRS, LLC is defined as the Servicer. However, this conflicts with your disclosure on page S-81, which states that MortCo TRS, LLC "has been removed from all of the securitizations organized by the Sponsor prior to the date of this prospectus supplement due to its failure to meet its advancing requirements and the related master servicer has replaced MortCo TRS, LLC, as servicer." Please amend for consistency. Additionally, if MortCo TRS, LLC will be a servicer under the transaction, please disclose the nature and extent of MortCo TRS, LLC's failure to meet its advancing requirements as it may be material to an analysis of the servicing of the assets. Refer to Item 1108(b)(2) of Regulation AB.

Part II

Exhibits

26. We note that on page II-2, you include seven exhibits which are incorporated by reference from various registration statements that were filed between August 1, 2003 and February 8, 2006. Please review these exhibits and confirm that they are still applicable to the circumstances in the current registration statement. For example, both the certificate of incorporation of the depositor, as currently in effect and the by-laws of

the depositor reference entities which are not named as depositor in the current Registration Statement. To the extent that any modification has occurred in the text of any document incorporated by reference since the filing thereof, please file a statement containing the text of any such modification and the date thereof, or alternatively, please file such fully updated documents as exhibits to the current registration statement.

Item 17. Undertakings, page II-5

27. We note your Item 512 (f) in which you undertake that the information provided in response to Item 1105 of Regulation AB through the specified Internet address as of the date of the prospectus included in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the Item 512 (g) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site, including but not necessarily limited to page 17 of the base prospectus and page S-51 of the prospectus supplement(s).

Signature Page

28. We note that there are only two (2) signatories to the registration statement. In addition to the depositor's principal financial officer and controller or principal accounting officer, the registration statement should be signed by at least a majority of the depositor's board of directors or persons performing similar functions. The certificate of incorporation of the depositor, as currently in effect, incorporated by reference on page II-2, names five (5) people as the directors of the depositor. None of the people listed as directors in the certificate of incorporation have signed the registration statement, and moreover, two signatories do not constitute a majority of the depositor's five-person board of directors. Accordingly, please revise the signature page for the depositor or update the certificate of incorporation of the depositor, as currently in effect, as noted in comment 26 above. Refer to General Instruction V.B. of Form S-3.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine Bancroft
Acting Office Chief